70340036.CPY1        Page 5 of 5 pages
                                                        OMB APPROVAL

                            UNITED STATES             OMB Number:
                                                      3235-0145
                  SECURITIES AND EXCHANGE COMMISSION  Expires:
                       Washington, D.C.  20549        Estimated
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                                                      hours per
                                                      response . . .
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                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                 (Amendment No. _____________)*



                    Computervision Corporation
                         (Name of Issuer)

                  Common Stock, par value $0.01
                  (Title of Class of Securities)

                            20557T101
                         (CUSIP Number)


Check the following box if a fee is   X .  (A fee is not
being paid with this statement          required only if the
                                       filing

person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)

CUSIP                       13G        Pag         o         Pages
No.       20557T101                    e      2    f   5


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CREDIT SUISSE FIRST BOSTON, INC.
   13-2853402
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
   GROUP*
                                                    (a
                                                    )

                                                    (b X
                                                    )

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

               5  SOLE VOTING POWER
                  3,513,200 Shares Common Stock, par value $0.01

  NUMBER OF
   SHARES      6  SHARED VOTING POWER
BENEFICIALLY      -0-
  OWNED BY
    EACH
  REPORTING    7  SOLE DISPOSITIVE POWER
   PERSON         3,513,200 Shares Common Stock, par value $0.01
    WITH
               8  SHARED DISPOSITIVE POWER
                  -0-
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,513,200 Shares Common Stock, par value $0.01

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*

   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.5%

12 TYPE OF REPORTING PERSON*

   HC

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item
1.
 (a)   Name of Issuer:
       Computervision Corporation
 (b)   Address of Issuer's Principal Executive Offices:
       100 Crosby Drive, Bedford, MA  01730

Item
2.
 (a)   Name of Person Filing:
       CREDIT SUISSE FIRST BOSTON, INC.
 (b)   Address of Principal Business Office:
       11 Madison Avenue, New York, NY  10010
 (c)   Citizenship:
       Delaware
 (d)   Title of Class of Securities:
       Common Stock, par value $0.01
 (e)   CUSIP Number:
       20557T101

Item   If this statement is filed pursuant to Rule 13d-1(b), or 13d-
3.     2(b), check whether the person filing is a:
 (a)     Broker or Dealer registered under Section 15 of the Act

 (b)     Bank as defined in Section 3(a)(6) of the Act

 (c)     Insurance Company as defined in Section 3(a)(19) of the Act

 (d)     Investment Company registered under Section 8 of the
         Investment Company Act

 (e)     Investment Adviser registered under Section 203 of the
         Investment Advisers Act of 1940

 (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
         Income Security Act of 1974 or Endowment Fund; see 240.13d-
         1(b)(1)(ii)(F)

 (g)   X Parent Holding Company, in accordance with 240.13d-
         1(b)(ii)(G) (Note:  See Item 7)

 (h)     Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item   Ownership*
4.
 (a)   Amount Beneficially Owned:
       3,513,200 Shares Common Stock, par value $0.01
(b)    Percent of Class:
       5.5%
 (c)   Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote:
           3,513,200 Shares Common Stock, par value $0.01
       (ii shared power to vote or to direct the vote:
         ) -0-
       (ii sole power to dispose or to direct the disposition of:
        i) 3,513,200 Shares Common Stock, par value $0.01
       (iv shared power to dispose or to direct the disposition of:
         ) -0-

Item   Ownership of Five Percent or Less of a Class
5.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
 beneficial owner of more than five percent of the     .
      class of securities, check the following

Item   Ownership of More than Five Percent on Behalf of Another Person
6.
Other than as disclosed herein, the reporting person knows of no other person who has the right to receive or the power to direct the receipt or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13G.

Item   Identification and Classification of the Subsidiary Which
7.     Acquired the Security Being Reported on By the Parent Holding
       Company*

       Credit Suisse First Boston, Inc. has filed this schedule pursuant to Rule 13d-1(b)(ii)(G) as a parent holding company and beneficially owns the securities covered by this schedule indirectly through its wholly-owned subsidiary, Credit Suisse First Boston Corporation, a broker-dealer registered under
       Section 15 of the Securities Exchange Act of 1934.


Item   Identification and Classification of Members of the Group
8.
       N/A


Item   Notice of Dissolution of Group
9.
       N/A

Item   Certification
10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  2/13/97
                                                  Date

                                       CREDIT SUISSE FIRST BOSTON,
                                                  INC.



                                              Lori M. Russo
                                           Corporate Secretary



* The ultimate parent company of Credit Suisse First Boston, Inc. (formerly known as CS First Boston, Inc.) (CSFBI) is Credit Suisse Group (formerly known as CS Holding) (CSG). CSG, for purposes of federal securities laws, may be deemed ultimately to control CSFBI. CSG, its executive officers and directors and its direct and indirect subsidiaries, in addition to CSFBI, may beneficially own shares of the issuer and such shares are not reported in this statement. CSG disclaims beneficial ownership of shares beneficially owned by its direct and indirect subsidiaries, including CSFBI. Effective January 1, 1997, CSG reorganized its corporate structure. Pursuant to the reorganization, a direct Swiss bank subsidiary of CSG, Credit Suisse First Boston (formerly known as Credit Suisse), became the sole shareholder of CSFBI.